03007165

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez, S.A. de C.V.

*CURRENT ADDRESS Corporativo Cinco
Monte Pelvoux 215. Col. Lomas
de Chapultepec
C.P. 11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3818 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 3/3/03

HERDEZ

GRUPO HERDEZ


TODAY, TOMORROW AND ALWAYS...

ABOUT GRUPO HERDEZ

Today, tomorrow and always, the food products manufactured and distributed by Grupo Herdez are preferred by a high percentage of consumers of all ages and a variety of socioeconomic sectors, as they seek and demand taste, quality, nutritional value, and convenience.

Recognized for its nationally and internationally favored products — McCormick Mayonnaise, Mole Doña María, Herdez Legumes, 8 Vegetables Juice, Herdez and Bufalo Home-Style Sauces, and Carlota Honey —, among others. Grupo Herdez is the country's leader in the canned and packaged food sector, with many premier brands.

The Herdez brands are part of the consumers' daily routine as they are present at their homes, offices, restaurants, parties and get-togethers, vacations, sporting and entertainment events, etc.

Herdez's strategic alliance with McCormick & Co. Inc. has resulted in a successful and beneficial relationship, which has flourished for over 50 years. Through its association with Hormel Foods Corp., Grupo Herdez has distributed its products in the United States, while Hormel products are offered in the Mexican market. In search for new markets and with the goal of satisfying and attending the European market, Herdez Europe, S.A. was established in Barcelona, Spain.

Based on 90% of the Mexican population, in the year 2000, approximately 5 Herdez products were consumed per capita. As a result, the Company is always searching for innovations that can meet the consumers' needs and their modern, always changing, lifestyles.

Through its subsidiaries, the Company has 10 plants, 8 distribution centers and 4 warehouses operating in different points of the country. The Company directly supplies close to 25,000 clients throughout the country.

Its vision *is to be a group that endures through time, by the generation of profits and the growth of its market share, through the trust placed in the ability of its people and in the capacity of its organization.*

Its mission *is to serve for the benefit of the Grupo, the shareholders, and society, in search of the perfection that manages to globally expand the leading position commanded by each one of our brands and products, thereby always obtaining a profit for every transaction.*

● Distribution centers
■ Plants
▲ Warehouses



Tijuana	●
Ensenada	■
Sonora	▲
Yavaros	[illegible]
Chihuahua	●
Culiacan	[illegible]
Coahuila	▲
Monterrey	●
San Luis Potosi	● ■ ■
Guadalajara	●
Guanajuato	■
Distrito Federal	● ● ■ ■
Veracruz	■ ■
Guerrero	▲
Chiapas	■
Merida	●

INDEX

Historia de Liderazgo... History of leadership...

Throughout its history of more than 80 years, Grupo Herdez has introduced a great number of innovative products to the market, many of which are inspired by popular Mexican dishes, same that conform the habits of the Hogares mexicanos... Mexican households.

Hechos con Amor... Made with love...

Thanks to the creativity, loyalty, capability, and commitment of all and each one of the people that labor in the Company, its brands and products maintain their presence in the minds of the consumers, becoming a part of their daily lives.

Herencia de Calidad... Legacy of quality...

The perception the market has always had of Grupo Herdez products and services is one of the highest quality and absolute trust.


WITH ALL TRUST... IS

Ábito de Innovación... A Habit for Innovation...

The habit for innovation persists in the Company. Our products and presentations are introduced into the market, year after year, contributing to the expansion of the business and to the increase in revenues and profits.

Hacia el Futuro... Towards the future...

New markets and channels of distribution in Mexico and internationally, as well as new products with added value for the consumer (easy to prepare, fast, tasty and with a high nutritional value), are two of the strategies intended to further the development of Grupo Herdez.

RELEVANT FINANCIAL INFORMATION

Figures stated in thousands of Mexican pesos of December 31, 2000 purchasing power	**2000**	1999	1998	1997	1996
Net sales	**3,906,745**	3,941,673	3,933,007	3,592,877	3,264,715
Growth vs. previous year	**-0.89%**	0.22%	9.47%	10.05%	0.56%
Cost of sales	**2,187,138**	2,397,557	2,528,892	2,328,089	2,076,372
As a percentage of sales	**56.0%**	60.8%	64.3%	64.8%	63.6%
Gross profit	**1,719,607**	1,544,116	1,404,115	1,264,788	1,188,343
As a percentage of sales	**44.0%**	39.2%	35.7%	35.2%	36.4%
Operating expenses	**1,191,056**	1,072,583	1,040,113	920,635	894,347
As a percentage of sales	**30.5%**	27.2%	26.4%	25.6%	27.4%
Operating income	**528,551**	471,533	364,002	344,153	293,996
Operating margin	**13.5%**	12.0%	9.3%	9.6%	9.0%
Growth vs. previous year	**12.09%**	29.54%	5.77%	17.06%	-8.67%
Operating income plus depreciation & amortization	**617,349**	552,896	443,829	409,589	349,933
As a percentage of sales	**15.8%**	14.0%	11.3%	11.4%	10.7%
Integral cost of financing	**100,926**	65,478	166,211	48,096	21,573
Income before taxes and profit sharing	**449,211**	417,290	223,072	369,606	311,887
As a percentage of sales	**11.5%**	10.6%	5.7%	10.3%	9.6%
Net income	**172,707**	175,789	146,661	237,193	211,027
Net margin	**4.4%**	4.5%	3.7%	6.6%	6.5%
Growth vs. previous year	**-1.75%**	19.86%	-38.17%	12.40%	31.04%
Permanent investments	**1,723,579**	1,599,206	1,529,731	1,419,084	1,044,887
Total assets	**3,706,703**	3,597,512	3,336,620	3,111,787	2,589,552
Total liabilities	**1,840,564**	1,410,541	1,744,757	1,426,143	1,133,875
Bank debt	**1,067,983**	1,024,004	1,319,115	1,006,075	732,670
Consolidated stockholders' equity	**1,866,139**	2,187,101	1,591,863	1,685,641	1,455,675
EBITDA / Net interest (times)	**4.5**	3.5	2.4	3.5	3.4

Total sales *in volume & millions of pesos*



Boxes
Millions of pesos
3,265
3,593
3,933
3,942
3,907
18,875
21,395
23,604
24,628
25,222
96
97
98
99
2000

Margins



Operating income
Operating cash flow
9.0
10.7
9.6
11.4
9.3
11.3
12.0
14.0
13.5
15.8
96
97
98
99
2000

Net income *millions of pesos*



211
237
147
176
173
96
97
98
99
2000

Investments in fixed assets *millions of pesos*



1,045
1,419
1,530
1,599
1,724
96
97
98
99
2000



Enrique Hernández-Pons Torres

President and Chairman of the Board

TO OUR SHAREHOLDERS, EMPLOYEES AND CUSTOMERS

The year 2000 can be considered a good year for the Mexican economy. A diversity of internal and external factors contributed to create a favorable economic scenario, which resulted in GNP growth of 6.9% – the highest in the last few years, and the successful control of inflation, which remained at 8.9%.

The growth in the Mexican economy also allowed for the creation of a greater number of jobs, which in general terms has benefited the country. However, the consumers' purchasing power has not increased significantly, and as a result, price remains a key factor in the purchasing decision.

This is also reflected in the deceleration of consumption at the self-service stores where food represents 60% of sales, and a price increase for such products of 6.7%, for a real decline of 2%.

The food sector continues to be affected by an environment of increasing competition and a tendency to offer bigger promotions and discounts, as well as by considerable investments in publicity, given the more rational attitude on the part of the consumer.

Grupo Herdez grew by 2.4% in unit terms in the year 2000. This growth was not reflected in value terms due to the prevalence of substantial price pressures, which in some cases, forced a reduction in prices for some of the Company's leading products.

The results achieved by Grupo Herdez were very satisfactory, in spite of the problems previously mentioned. In the last few years, operating and cash flow margins have increased by 4.2 and 4.5 percentage points respectively, with the operating margin rising from 9.3% in 1998, to 13.5% in 2000, and the operating cash flow margin from 11.3% to 15.8%, in the same period.

These results were, to a great extent, the product from the efficiencies achieved at our plants, through the constant search for increased productivity in each one of the operations, while maintaining the quality "100% Herdez" in our products.

These efforts led us to a profit before taxes of $449 million pesos in the year 2000, 7.7% higher from the previous year.

Net profit of $173 million pesos – slightly below 1999 – was principally due to the provision for taxes and the profit sharing plan, which combined were higher by $45 million pesos from the previous year, reflecting the implementation of Bulletin D-4 starting in the year 2000, as required.

Short-term debt was restructured into long-term which represented 35% and 65% respectively. Interest bearing debt was stable as the proportion of dollar denominated debt versus total debt declined to 55% from 70% in 1999; an adequate and healthy mix.

The automation of our plant, McCormick de Mexico in the Federal District, was implemented. The Miel Carlota plant in the city of Veracruz became operational, as well as the bouillon plant in San Luis Potosi.

We will continue with our growth and consolidation plans, leveraging the significant

For the last five years, significant and uptrending operating cash flows have been maintained.

investments realized in the previous years. In line with these plans, in the year 2001, the third tuna fishing vessel, Arkos 1, will start operations along with the new Research and Development Laboratory and Training Center, located at the same site previously occupied by the Miel Carlota plant in Cuernavaca, Morelos.

Our exports rose by 6% in unit terms and 12% in dollar terms, demonstrating the importance given to this sector, key to globalization, and a fundamental factor for the Grupo's growth. Consistent with the above was the opening of Herdez Europe, which leverages the signing of the Free Commerce Treaty with the European Community.

The financial structure of the Company is healthy. We improved our leverage position ending with a total liabilities to capital ratio of 1:1, in spite of the $388 million pesos we were required to register as deferred taxes, which increased liabilities and decreased capital.

Likewise, we will continue with the solid purpose of maintaining and obtaining the ISO 9000 Certification for our plants, and distribution centers.

Currently, we have certifications for three of our plants – two in San Luis Potosi, and one in Ensenada, Baja California –, and one for our distribution center in Mexico City.

The year 2001 brings difficult challenges with forecasts for lower GNP and private consumption growth, as well as the possible enactment of a food tax. However, Grupo Herdez will continue with the process of constant quality improvement, principally in the areas of logistics and inventory control. Additionally, efforts will be made to optimize our quality, improve our costs, and train all our personnel. Furthermore, we are carrying out the installation of the Economic Value System, which will lead the Grupo towards a new management culture.

In the XXI century at Herdez, we must confront an important challenge of responsibility and commitment – to continue struggling day to day with the firm purpose of bringing growth and solidity to Grupo Herdez.

We thank our partners, McCormick and Co., and Hormel Foods for their unwavering support offered for the growth of the Grupo.

Today, Tomorrow and Always,
with all Trust is Herdez.
Enrique Hernández-Pons Torres
President and Chairman of the Board



Don Enrique Hernández-Pons

Regrettably, this past May 20th of 2000, our President and Chairman of the Board Don Enrique Hernández-Pons, the "Duque de Herdez" as those that love and miss him used to call him, passed away.

A remarkable man, always forward looking, with his characteristic energy and vitality, with the drive and desire to continue growing, demonstrated that anything could be done, all you need is love and enthusiasm.

"El Duque" will be with us, guiding us, looking after us, to make sure that we never deviate from the right path.

We remember the words from his last speech at our plant in Mexico, as he said with great enthusiasm... "I want to keep on living, to continue watching you and to always be with you".

If you really love me, do not cry for me any longer.

"I Am Well"

Through sound strategies (product innovation, distribution and promotional support), continuously implemented, our brands are recognized and identified by a high percentage of the Mexican population. The Herdez brands stand out for the quality of their products, their flavor, the authenticity of their ingredients, their


TODAY

tradition, and for their contribution to a healthy diet. ¶ The strength of its brands makes possible for their constant expansion, as newly introduced products have contributed to the increase in sales and market share, in addition to affording greater strategic flexibility at the point of sales.


Le Grand
HERDEZ
Chiles Jalapeños
EN ESCABECHE


HERDEZ
Champiñones
ENTEROS
CONTENIDO NETO: 450 g
MASA DRENADA: 270 g

Herdez

Since its birth, the Herdez brand positioned itself in the Mexican homes as a reliable brand of canned products, thereby originating the slogan "With all trust is Herdez...", same that reflects the care and love that housewives put into the cooking process, positioning the Herdez brand as their ally. Nowadays, Herdez is identified and known for its legumes and vegetables, meats, mushrooms, sauces, chilies, juices and nectars, fruits, and fish and seafood. It is the leader in the legumes, mushrooms, 8 vegetables juice, and sauces lines.

In 2001, the Herdez products will introduce new updated labels, which will continue to project its tradition, cleanliness, and product quality. The new labels will reinforce the consumers' constant feeling of buying a product that is good, fresh, and authentic, with a touch of trendines but loyal to the brand.

McCormick

McCormick, known for its mayonnaise, marmalades, mustards, teas and spices, is the market leader in some of these categories. McCormick has always commanded the best positioning in the consumers' minds and one that, apart from the preferences, represents a well-known brand with great tradition, quality, and prestige.

The presentation of the McCormick products is going through a renovation process intended to modernize and


McCORMICK
MAYONESA
con jugo de limones

Participation by product segment *thousands of boxes*


14,000
12,000
10,000
8,000
6,000
4,000
2,000
12,078
13,158
13,481
13,884
3,090
3,715
4,048
4,248
2,792
2,851
3,136
3,264
1,780
1,994
1,825
1,926
1,349
1,640
1,565
1,653
306
246
574
245
1997
1998
1999
2000
Sauces and dressings
Juices, fruits and desserts
Vegetables
Exports
Meats and seafood
Others

upgrade its image, focusing its message towards those elements that directly influence the product purchasing decision (taste, brand, and quality).

For instance, in marmalades the variety of flavors stands out by the color of the cap and generally by the design, which is intended to reflect its gourmet quality.

The publicity campaigns that support this change in image are directed to those practical modern housewives that like to please their children by offering them healthy and nutritious products in a variety of flavors to choose from.


McCORMICK
MERMELADA
Fresa

Some of the McCormick products are exported to the United States with great success, with sales expected to continue to grow significantly. Currently, these products are being sold in store chains such as HEB, Albertsons, Fiesta, and Food 4 Less, to name a few, in the states of Texas, Illinois, California, and Arizona, among others.

Participation by product segment

thousands of boxes


Meats and seafood 7%
Others 1%
Exports 8%
Sauces and dressings 54%
Vegetables 13%
Juices, fruits and desserts 17%

The proportional participation of each one of the segments has remained basically unchanged since 1997 to now.

Power and brand image that motivate the purchasing desire while promoting consumer loyalty.

Participation by product segment

In the year 2000, all the segments presented increments in terms of boxes with the exception of the other category, which includes the personal care products. This category showed a significant decline in volume as well as in value terms reflecting the reclassification of the sub-products, which was eliminated from the per unit data, however, this segment participates with only 1% of the total sales.

The sauces and dressings segment, the most important in terms of sales participation, declined 1.5% in value. The decline in value was due principally to a drop in prices and to the increase in special offers to the consumer for some of the leading products, steps taken to offset the competition's entry while allowing it to maintain its market share.

The juices, fruits, and desserts segment reported an important increase in value of 7.3%, with juices growing the most. Currently, we are redesigning some of the presentations in this line to adapt them more closely to the needs of the consumer, in addition to continuing to reinforce its leading products: 8 vegetables juice and its varieties.

The vegetables segment grew 6.9% in value. The production in this sector takes advantage of the harvests when the prices for raw materials drop.

The meats and seafood segment declined 12% in value, impacted principally by the oversupply of tuna. The Company has made investments in this line permitting it to increase efficiency in the production process, thereby achieving important reductions in the input costs.

Exports showed good growth in volume of 23% in the 4Q00 compared to the 4Q99, and of 6% in 2000 compared to 1999. In dollar terms, export sales increased by 12%.


MOLE

Doña María

With more than 60 years of experience, the market penetration of the Doña María brand is very high and faces no real competition. Additionally, Doña María's sound marketing strategy has allowed it reassert its image and prestige. The products made under this brand are mole paste, green mole, pipian, adobo, chilorio, beans, ates, and cajetas.

Búfalo

In addition to its popular classic sauce, Búfalo has been a market leader in the sectors of olives, pickled onions, cherries, and capers, contributing to the consolidation of the Grupo. For many years, this brand has been recognized for the special drip-feed bottle design and for the



flavor and quality of its sauces, which are unique. The Búfalo brand also offers home-style sauces, cocktail sauces, Spanish style sauces (Bufalita), pickles, and vinegars. The Bufalita sauce was introduced in 1999 and in 2000, it achieved a good position in the market.



Recently, we introduced the sauces Bufi with lemon and chamoy flavors, targeting teens and children, leveraging the brand's strong positioning in the minds of the adult consumer. This introduction represents a new concept in sauces sector, one that reinforces the presence of the Búfalo brand, presenting it to an important market segment in terms of size and future potential.



Carlota

During the first half of 2000, we introduced a corn syrup for infants, a market segment with considerable consumption, under the Carlota brand, which commands enormous market prestige and presence. Carlota, a leader in the honey bee category, offers other products such as maple syrup.

Beginning October 1st, the Carlota products are being manufactured at its new plant in Los Robles, Veracruz, which replaces the old Carlota plant in Cuernavaca, Morelos.

Due to strong demand for the Carlota products, the production capacity was doubled through the construction of the Los Robles plant, and the acquisition of new technologically advanced equipment.

These strategies greatly facilitate the production process while supporting the continuous introduction of new products.

Festin

Festin, introduced in the year 2000, launched a new product concept: drinkable gelatin in tetrapak packages of 250 ml. targeting a new market segment such as the infants sector. With Festin, we seek to extend the brand's positioning in the minds of young consumers with a product that is nutritious, innovative, and fun. Festin has enjoyed good acceptance from the consuming public, ultimately contributing to the growth of the brand and the Grupo.

Hormel

The Hormel products have continued to gain increased recognition from the part of the Mexican consumer. As a result, this line is growing and is more productive at its distribution channels.


SPAM
Hormel

Solo and Solomate

In 2000, the elaboration and commercialization of chicken bouillon under the Solo and Solomate brands reached its learning curve. During this process, various activities were implemented such as the product improvement in terms of its formulation, its packaging and design, and its distribution.


Solo
caldo de pollo
GRANULADO

This product is considered to have an important role as part of the basic food basket and, as such, it is estimated to have considerable growth potential.

Building a versatile and profitable portfolio of products, in order to meet consumers' tastes and desires.

Kikkoman

The Kikkoman sauces line is the only line that remains at the Grupo's distribution level, reflecting the great quality and recognition it commands internationally as the number one soy sauce in the world. During the year 2000, the supply of these products was significantly improved and, as a result, there are plans to introduce product extensions into the market in order to capture a greater share of the liquid condiment segment.



Yavaros


Yavaros
SARDINAS
EN SALSA DE TOMATE

The industrial revamping implemented at the Yavaros plant, including the installation of the most modern technology in terms of machinery and equipment, resulted in the plant's ability to completely provide for its own raw materials, while also meeting international productivity parameters, and reducing costs.

Sardines, an inexpensive product with a high nutritional value, are being supported for the resumption of their consumption. In addition, new presentations and varieties now in the pipeline, are expected to be appealing to the consumer.

The optimization of customer service: reduction of delivery time; supply of orders in full; timely delivery; quality and competitive pricing, all part of our commitment. ¶ Enhance the positioning of all our export products in the United States, not only among the Spanish speaking population, but among the American consumer


TOMORROW
SLICE

as well. ¶ Leverage the advantages resulting from the Free Trade Treaty with the European Community, a region of opportunity. ¶ Exploration of opportunities for association and/or mergers that complement our strengths, brands, and products, and can generate synergies.

Making available the Mexican gastronomy's riches, championed by Herdez traditional quality, to the foreign consumer.


HERDEZ
SALSA CASERA
MEDIUM
Doña María
NOPALITOS
EN RAJAS

The efforts for tomorrow are oriented towards a variety of initiatives intended for the organization's growth combined with the continuous generation of value:

To Streamline:

Constant modernization of technology and equipment as well as computer systems, all of which encourage productivity increases at the plants, distribution centers, and sales organization.


Búfalo
JALAPEÑO

Introduction of a management system based on value, which implies that performance and incentive benchmarks are closely aligned with the creation of shareholder value, addressed with the implementation of Economic Value.

To search for new markets:

Reflecting the institutional distribution channel's ("Foodservice") significant growth potential, we are in the process of creating and outfitting a sales organization specialized in this channel. In addition, we are searching for an alliance for the distribution of cold and frozen products intended to service the clients in this sector.

Exports:

In the United States, the Company remains focused on increasing demand for its products in markets not strictly Hispanic. Likewise, the distribution to markets it currently serves is being reinforced while attempting to penetrate other geographic areas, as well as new channels with high growth potential.


Doña María
ADOBO
Doña María
PIPIAN
Doña María
Doña María
MOLE

The implementation of this measure will contribute to the achievement of corporate objectives with a better utilization of the Company's resources.

Establishment of an integral business management system known as "ERP" (Enterprise Resource Planning), which will allow the alignment of the supply and demand chains by adjusting inventory levels, and improving service to clients and consumers, in order to be more efficient.

Strategies intended for the development and consolidation of the Central American market continued to be implemented. Currently, the Grupo's products are being commercialized in all the countries in the region.


HERDEZ
HERDEZ
HERDEZ


CASERA
MILD
Mexico's Favorite
HERDEZ
SALSA RANCHERA
HERDEZ
SALSA VERDE

Economic recessions and natural phenomenons have been deterrents to advancing at the desired pace, however, during the year sales expanded in each one of the countries in the region.

In the first stage, the Grupo's products will be commercialized to institutional channels; later on, they will be introduced to the self-service market.

Financial flexibility:

For many years, Grupo Herdez has grown consistently through associations and timely acquisitions. The reality of this development, manifested as an imperative necessity in modern business, can only be met with the solidity and the financial structure which, until now, has been maintained by the Grupo, allowing it to add profitable projects while divesting those activities which decimate value.

A public company:

With the purpose of improving the liquidity of the HerdezB shares, we are committed to maintain a close

Translating the unique Mexican taste into a great opportunity to conquest the demanding taste of the foreign consumer.

In some countries in South America, the Company hired experienced and well-established distributors interested in commercializing the Grupo's products. The goal is to maintain long-term relationships to strengthen sales in those markets.

In October of 2000, Herdez Europe, S.A. headquartered in Barcelona, Spain was opened with the purpose of attending, from that location, the demand originating from the different countries in that continent.

Likewise, there is an interest to find strategic alliances to enhance our ability to penetrate those markets with greater competitiveness, efficiency, and speed.

and permanent relationship with analysts and investors in Mexico, as well as abroad, and to generate positive expectations through the timely and widespread dissemination of the Company's projects.


NOPALITOS

Through the share repurchase fund, we intend to actively participate in the purchases and sales of stock under specific market conditions, and also intervene during potential temporary market imbalances related to the supply and/or demand of our shares, thereby contributing to reduce price volatility.

Research, experimentation, creativity, innovation... activities that result in new products that satisfy clients and consumers. ¶ Opportunities for development, professional, and social growth for all the Grupo's personnel. ¶ Responsibility to preserve the environ-


ALWAYS

ment and procure the community's social well being. ¶ Search for opportunities for growth, profits, and the creation of long-term value. ¶ Total quality.



Technology, experience, and tradition that enrich the quality that proudly distinguish us.

Grupo Herdez maintains a strict quality control for its products, starting with all of the raw materials used in their elaboration.



Its vigilance is applied every day, at every moment, in each production process, and at each one of the Grupo's plants, guarantees steady quality.

With its sights set in the short and medium-term future, research and development are also being modernized. Consequently, a project is being implemented which will culminate with the establishment of a Research and Development Center located in the city of Cuernavaca, Morelos. This unit, equipped with the most modern technology, will maintain an ongoing new product



development program in conjunction with the improvement of the existent processes.

The training and development of all of the Grupo's personnel will also have dedicated spaces for their attention, as the construction of the Training Center will include conference rooms and classrooms next to the main Research and Development Laboratory.

The successes achieved reflect not only the availability of products of excellent quality and wide recognition, but also to having the best ingredient: the human input.

Today, large companies face the challenge of improving productivity and competition. As a result, all Herdez's employees including those at the farms, plants, distribution centers, sales department, as well as the executives, constantly participate in training and development to bring quality to the products and services offered by the Company.

In this regard, intensive training programs have been designed, at all levels, in order to establish an operating culture of excellence to allow Grupo Herdez reach the leadership level to compete in the domestic as well as the international markets.

At the closing of 2000, Grupo Herdez had over 5,000 full-time employees, as the Grupo continues to be a very important source of employment within the sector, and reflecting the unity and allegiance of the employees with the Company.

The Grupo's relations with the unions represented from its different operating sectors, have developed a climate of mutual understanding and harmony, always searching for continuous improvement and productivity.

With the goal of guaranteeing quality for all our products, quality systems have been implemented based on the international benchmark ISO-9000, and work continues to be done to obtain and maintain these certifications for all the plants and distribution centers. In 1999, the first certification was obtained for the distribution center in Mexico City and, in 2000, for the Ensenada and San Luis Potosi Avenida



de la Paz plants. At the beginning of the 2001, the fourth certification, for the San Luis Potosi Avenida Industrial plant, is expected. It is important to note that these certifications are the first obtained in the canned and packaged food sector in Mexico.

Herdez Foundation

Through the Herdez Foundation, the Grupo meets its scientific, social, educational, and cultural responsibilities.

Fundación HERDEZ

Studies on the production of food with a high nutritional value have been implemented. In this regard, and with the goal of supporting scientific discoveries in the field of nutrition, in the year 2001, a project is being designed to encourage such discoveries granting awards for scientific research.

The Herdez Foundation, aware of the needs and conditions of poverty and neglect affecting various population groups in Mexico, and other brother nations, assumed, as every year, the responsibility to support the most needy populations by providing them with food. The Monthly Donation Program granted boxes of food through 70 charity institutions. In addition, as support during disasters, boxes of food were provided to those affected by the Popocatepetl volcano.

In a different arena, The Gallery "Our Kitchen Duque de Herdez" was inaugurated, where the exhibit "A Gastronomic Stroll through the History of Mexico", will be permanently exposed. This exhibit, was the result of an in-depth investigation realized in conjunction with the "Museo Interactivo Infantil, A.C." done through the research of multiple written, oral, architectural, archeological, ethnographical, pictorials, and graphical sources.

This exhibit narrates the history, shows the spaces as well as tells the complexity of the elements that are combined in the ephemeral, pleasurable, and never ending art of cooking.

The exhibit offers orientation about nutrition, culinary customs, and the preservation of food.

A complementary service is provided by the Library of the Mexican Gastronomy which, as of today, has 1,120 books clas-





sified in 7 main themes, servicing 2,174 users during the year 2000.

As a result of an agreement signed by the Herdez Foundation with the Universidad Nacional Autonoma de Mexico, the certification on "Our Kitchen, Art, and Culture of the Mexican Gastronomy" was initiated and is being taught by researchers of national and international renown.

Our employees reiterate their commitment and improvement posture, by following the quality systems that guide us towards excellence.





Enrique Hernández-Pons Torres
Chairman and General Director

Héctor Hernández-Pons Torres
Vice Chairman and General Director

BOARD OF DIRECTORS

Enrique Hernández-Pons Torres
Chairman and General Director of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Héctor Hernández-Pons Torres
Vice Chairman and General Director of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Pedro Gracia-Medrano Murrieta
Director of Industrial Relations of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1998

Ernesto Ramos Ortiz
Director of Administration of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1996

Luis Nieto Martínez
Advisor of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Olympia Torres de Hernández-Pons
Advisor of
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Enrique Castillo Sánchez Mejorada
Chairman of the Board of Directors of
Ixe Grupo Financiero
Member of the Board of Directors of Grupo Herdez since 1991

Carlos Autrey Maza
Chairman of the Board of Directors
Corporación Autrey, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991

Juan Mijares Dávalos
Partner of
Mijares, Angoitia, Cortés y Fuentes S.C.
Member of the Board of Directors of Grupo Herdez since 1991

Eduardo Bours Castelo
Member of the Board of Directors of Grupo Bachoco, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1996

Esteban Malpica Fomperosa
Executive Vice President of
Grupo Financiero Banamex-Accival S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2000

Antonio Damián Basurto
Partner of
PricewaterhouseCoopers, S.C.
Examiner



MANAGEMENT TEAM

(front left to right)

Alejandro Martínez-Gallardo de Pourtalés
Director of Búfalo, Miel Carlota and Doña María

Lionel Camps Pérez
General Director of Stafford

Enrique Hernández-Pons Torres
Chairman and General Director

Héctor Hernández-Pons Torres
Vice Chairman and General Director

Rafael de Regil y Gómez Muriel
Director of Operations

Ernesto Ramos Ortiz
Director of Administration

Iñigo Dávila Fernández
Director of Sales

Luis Nieto Martínez
Director Advisor

(back left to right)

Pablo Lezama Vélez
Director of Finance

Peter Rabbow Warlimont
Director of Acquisitions

Manuel Muñoz Woodul
Director of Advertising

Pedro Gracia-Medrano Murrieta
Director of Industrial Relations

Alberto Dappen Guerrero
Director of Systems

Juan Rodríguez del Collado
Director of Marketing

Emilio Mahuad Gantus
Director International Sales

Luis Garcés Benito (not pictured)
Executive Director

MANAGEMENT'S COMMENTS AND ANALYSIS ON THE FINANCIAL INFORMATION

The following analysis should be read in conjunction with the Audited Consolidated Financial Statements and the accompanying notes, as well as the President's Letter to the Shareholders. The figures are expressed in thousands of constant pesos as of December 31, 2000, unless otherwise specified.

See the Relevant Financial Information table, which shows some of the key points from the Consolidated Financial Statements of Grupo Herdez, S.A. de C.V. Following is a comparative analysis of the fiscal years ending December 31, 2000 and 1999.

Net Sales

During the year 2000, sales for Grupo Herdez reached $3,906,745, registering a decline of 0.90% compared to 1999. In volume terms, the Company obtained an increment of 2.4% or 25,222,246 boxes, compared to 24,627,373 boxes in 1999. In spite of this increase, income declined reflecting a strategy of price reductions applied to some of our leading products, in conjunction with special offers and promotions, affecting mainly the Sauces and Dressings and the Meats and Seafood lines, but also allowing the Company to maintain its market share. Additionally, inventory levels for some of the clients that in 1999 realized extraordinary purchases, not repeated in 2000, were carefully monitored. Another factor that affected the decline in sales was the behavior of same store sales (self-service), which in the year 2000 was generally weak, and in some instances declined.

Exports grew 6% in volume compared to the previous year, and 12% in dollar terms reflecting a significant increase in sales in the US for some products particularly McCormick, in addition to the growth in sales for brands such as Herdez, Búfalo, and Doña María, combined with the opening of markets in other countries.

Cost of Sales

During 2000, the cost of sales declined 8.8% from $2,397,557 in 1999 to $2,187,138 in 2000, consequently reflected in the increase in gross profit of 11%. The cost of sales as a percentage of sales changed from 61% in 1999 to 56% in 2000. This improvement resulted from lower costs paid for some of our raw materials

Sales


Million Pesos
204
3,738
202
3,705
Exports
Domestic
99
2000

Reduction on Interest Payments


Million Pesos
181
154
99
2000

Interests Coverage


EBITDA / Net interests (times)
3.5
4.5
99
2000

Short-term Liabilities / Total Liabilities


58%
41%
99
2000

Foreign Exchange Liabilities / Liabilities with Financial Cost


70%
55%
99
2000

Liabilities with financial cost / Consolidated Net Worth


47%
57%
99
2000

and improved operating efficiency. Greater efficiencies continue to be obtained at the plants resulting from the investments made in the last few years such as, the automation of production lines, the modernization of machinery and equipment, and increased efficiency of the computer systems, among others.

Operating expenses

Sales and administrative expenses rose to $1,719,607, 11% higher than 1999. This increase was due principally to the following factors: (I) increased publicity and promotional expense resulting from the special offers implemented during the year to offset the competition's entry into one of the leading products, and the Company's introduction of new products, and (II) the increase in sales expenses due to higher shipping fees.

Operating profit

The decrease achieved in the costs of sales allowed for an increase in operating profit of 12% in 2000, reaching $528,551 compared to $471,533 in 1999 while compensating for the increase in operating expenses. As a percentage of sales, the operating margin rose 1.5 percentage points, rising from 12% in 1999, to 13.5% in 2000.

Integral cost of financing

In 2000, the integral cost of financing rose 54%, from $65,478 in 1999, to $100,926 in 2000. Net interest declined 11% due to the restructuring of the interest carrying debt and lower interest rates. However, this decline did not compensate for the drop in gains due to the monetary position of 44%, nor the exchange loss of $2,968 registered in 2000, compared to a gain of $15,946 in 1999.

Tax provision and Employees Profit Sharing

In 2000, Grupo Herdez registered a combined income and asset tax, and employee profit sharing expense of $160,637, or 40% above 1999. This increase was due to the cumulative net effect from the implementation of Bulletin D-4 issued in May of 1999, and applicable by law in 2000. This bulletin requires the recognition of deferred taxes resulting from the comparison of the accountable and fiscal values of inventory and fixed assets.

Net majority income

As a result of all of the above, net majority income declined 1.7% from $175,789 in 1999, to $172,707 in 2000, for a net margin of 4.4% in 2000, unchanged from 1999.

Changes in financial position

Cash flow generation

Operating cash flows, defined as operating income plus depreciation and amortization, increased 11.6% versus 1999, from $552,896 to $617,349.

Interest coverage, defined as operating income plus depreciation and amortization divided by net interest – $161,114 in 1999 and $142,672 in 2000 –, improved from 3.5x in 1999, to 4.5x in 2000.

During 2000, the excess cash flow allowed Grupo Herdez to meet, in a timely manner, its financial and fiscal obligations, make a dividend payment, and partially finance its investment in fixed assets.

Financing operations

Bank financing

Bank debt rose to $1,067,983 in 2000, rising 4% versus levels reported in 1999. This increase was principally used for the investment of fixed assets. A portion of the short-term debt was converted into long-term, resulting in a split of 65% long-term and 35% short-term respectively.

A portion of the dollar denominated debt was amortized in 2000, resulting in a decline in relation to the total bank debt to 55%, compared to 70% in 1999.

Investments

Grupo Herdez realized investments in assets totaling $269,745, consistent with its efforts to improve productivity, increase production capacity, reduce costs, and comply with its legal obligations in regards to environmental requirements.

REPORT OF INDEPENDENT ACCOUNTS

(Translation from the original issued in Spanish)

To the Stockholders of Grupo Herdez, S.A. de C.V.

Mexico City, February 13, 2001

1. We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2000 and 1999, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in México. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. As mentioned in Note 1 to the financial statements, as from the period ended December 31, 2000, the company adopted the provisions of new Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", issued by the Mexican Institute of Public Accountants with the effects described in that note.

3. In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2000 and 1999, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

C.P. Antonio Damián Basurto

STATUTORY AUDITOR'S REPORT

(Translation from the original issued in Spanish)

To the Stockholders of Grupo Herdez, S.A. de C.V.

Mexico City, February 13, 2001

In my capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, I hereby submit my report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2000.

I have attended the shareholders' and Board of Director's meetings to which I have been summoned and I have obtained from the directors and administrators all the information on operations, documentation and records I considered it necessary to examine. My review was carried out in accordance with generally accepted auditing standards.

As mentioned in Note 1 to the financial statements, as from the period ended December 31, 2000, the company adopted the provisions of new Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", issued by the Mexican Institute of Public Accountants with the effects described in that note.

In my opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and, except for the change mentioned in the preceding paragraph, were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C. V. at December 31, 2000, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

Statutory auditor
(Original in Spanish signed by Antonio Damián B.)

CONSOLIDATED BALANCE SHEET

Grupo Herdez, S.A. de C.V. and Subsidiaries
(subsidiary of Hechos con Amor, S.A. de C.V.)

Thousands of Mexican Pesos (Note 1)

Assets	*December 31, 2000*	*December, 31 1999*
Current:		
Cash and marketable securities	**Ps 118,912**	Ps 44,987
Customers	**695,970**	695,909
Others accounts receivable	**64,130**	35,725
Value added tax and income tax recoverable	**183,375**	170,149
Related parties (Note 3)	**15,206**	86,984
	958,681	988,767
Inventories (Note 4)	**731,641**	843,132
Prepaid expenses	**81,708**	75,526
Total current assets	**1,890,942**	1,952,412
Property, Plant and Equipment - Net (Note 5)	**1,590,941**	1,397,973
Investment in Associates (Note 6)	**36,594**	89,293
Other Assets	**92,182**	46,042
Goodwill (Note 6)	**230,870**	230,870
Accumulated Amortization	**(134,826)**	(119,078)
	96,044	111,792
	Ps 3,706,703	Ps 3,597,512

The accompanying ten notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF INCOME

Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican Pesos (Note 1)

	2000	Year ended December 31, 1999
Net sales	**Ps 3,906,745**	Ps 3,941,673
Other income	**21,586**	11,235
	3,928,331	3,952,908
Costs and expenses:		
Cost of sales	**2,187,138**	2,397,557
Selling expenses	**494,492**	435,778
Administrative expenses	**198,070**	198,907
Advertising expenses	**486,473**	425,877
Amortization of goodwill	**15,749**	15,749
Amortization of negative goodwill	**(3,728)**	(3,728)
	3,378,194	3,470,140
Operating income	**550,137**	482,768
Comprehensive financing cost:		
Interest paid - Net	**142,672**	161,114
Exchange gain (loss) - Net	**2,968**	(15,946)
Gain on net monetary position	**(44,714)**	(79,690)
	100,926	65,478
Income before income tax, equity in net income of associate, extraordinary items and minority interest	**449,211**	417,290
Provisions for (Note 9):		
Income tax	**166,854**	120,498
Asset tax		2,396
Deferred income tax	**(12,009)**	(332)
	154,845	122,562
Employees' statutory profit sharing	**5,792**	
	160,637	122,562
Income before equity in net income of associates, extraordinary items and minority interest	**288,574**	294,728
Equity in net income of associates	**(3,349)**	(7,187)
Income before extraordinary items and minority interest	**285,225**	287,541
Extraordinary items (Note 9):		
Realization of prior years' tax loss carryforwards		6,579
Asset tax reduction		991
		7,570
Consolidated net income	**285,225**	295,111
Minority interest	**112,518**	119,322
Net income of majority shareholders	**Ps 172,707**	Ps 175,789
Net income per share (Note 11.)	**Ps 0.407**	Ps 0.413

The accompanying ten notes are an integral part of these financial statements.

CONSOLIDATED AND INDIVIDUAL STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Grupo Herdez, S. A. de C. V. and Subsidiaries
For the two years ended December 31, 2000 and 1999

Thousands of Mexican Pesos (Note 1)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 1999	Ps 282,106	Ps 1,865,228	Ps 164,148	Ps (1,010,557)		Ps 290,697
Capital stock increase (Note 8)	435,288					
Share reacquisition (Note 8)		(11,613)				
Capital reductions by share reacquisition (Note 8)	(7,135)	7,135				
Net income		175,789				119,322
Loss from holding nonmonetary assets				(113,103)		(10,204)
Balances at December 31, 1999	**710,259**	**2,036,539**	**164,148**	**(1,123,660)**		**399,815**
Share reacquisition (Note 8)		(5,027)				
Capital reductions by share reacquisition (Note 8)	(1,641)	1,641				
Capital stock increase in subsidiary						26,642
Dividends paid (Note 8)		(85,085)				(63,586)
Net income		172,707				112,518
Accumulated deferred income tax effect (Note 1f.)				(349,768)	Ps 17,248	(55,057)
Loss from holding nonmonetary assets				(78,551)		(13,002)
Balances at December 31, 2000	**Ps 708,618**	**Ps 2,120,775** [1]	**Ps164,148**	**(Ps 1,551,979)**	**Ps 17,248**	**Ps 407,330**

[1] Includes Ps48,861 and Ps40,358 of statutory legal reserve at December 31, 2000 and 1999.

The accompanying ten notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican Pesos (Note 1)

	Year ended December 31, 2000	1999
Operation:		
Income before extraordinary items	**Ps 172,707**	Ps 168,219
Charges (credits) to income not affecting resources:		
Minority interest in income for the year	**112,518**	119,322
Equity in net income of associates	**3,349**	7,187
Depreciation	**76,777**	69,342
Deferred income tax	**(12,009)**	(332)
Amortization of goodwill	**15,749**	15,749
Amortization of negative goodwill	**(3,728)**	(3,728)
Extraordinary items:		
Realization of prior years' tax loss carryforwards		6,579
Asset tax reduction		991
Net change in inventories, other assets, accounts receivable and payable	**61,385**	(313,220)
Resources provided by operations	**426,748**	70,109
Financing:		
Increase of capital stock in subsidiary	**26,642**	
Increase of capital stock		435,288
Dividends paid to minority interest	**(63,586)**	
Dividends paid to stockholders	**(85,085)**	
Bank loans received (paid) - Net	**43,978**	(294,912)
Resources (used in) provided by financing activities	**(78,051)**	140,376
Investment:		
Increase of capital stock in associates		(48,751)
Reacquisition of shares	**(5,027)**	(11,613)
Acquisition of fixed assets	**(269,745)**	(114,040)
Resources used in investment activities	**(274,772)**	(174,404)
Increase in cash and marketable securities	**73,925**	36,081
Cash and marketable securities at beginning of year	**44,987**	8,906
Cash and marketable securities at end of year	**Ps 118,912**	Ps 44,987

The accompanying ten notes are an integral part of these financial statements.

BALANCE SHEET

Grupo Herdez, S. A. de C. V.
(Subsidiary of Hechos con Amor, S.A. de C.V.)

Thousands of Mexican Pesos (Note 1)

Assets	December 31, 2000	1999
Current:		
Cash and marketable securities	**Ps 279**	Ps 595
Other accounts receivable	**176**	706
Related parties (Note 3)	**8,255**	89,168
Value added tax and income tax recoverable	**24,765**	13,730
Total current assets	**33,475**	104,199
Machinery and Equipment - Net (Note 5)	**13,120**	13,607
Investment in Subsidiaries and Associates (Note 6)	**1,503,799**	1,785,946
Goodwill (Note 6)	**170,759**	170,759
Accumulated Amortization	**(81,881)**	(71,200)
	88,878	99,559
Deferred income tax (Notes 1f. and 9)	**23,067**	
	Ps 1,662,339	Ps 2,003,311
Liabilities and Stockholders' Equity		
Short-term Liabilities:		
Bank loans	**Ps 140,045**	Ps 134,287
Other accounts payable	**26,800**	27,092
Total short term liabilities	**166,845**	161,379
Long Term Liabilities:		
Bank Loans (Note 7)	**32,335**	46,569
Negative Goodwill (Note 6)	**18,638**	18,638
Accumulated Amortization	**(14,289)**	(10,561)
	4,349	8,077
Stockholders' Equity (Note 8):		
Capital stock		
Nominal Value	**424,741**	426,308
Restatement	**283,877**	283,951
	708,618	710,259
Retained earnings	**2,120,775**	2,036,539
Accumulated deferred income tax effect (Note 1f.)	**17,248**	
Capital stock subscription premiums	**164,148**	164,148
Deficit in the restatement of capital	**(1,551,979)**	(1,123,660)
	750,192	1,077,027
Collateral Granted (Note 10)		
	Ps 1,662,339	Ps 2,003,311

The accompanying ten notes are an integral part of these financial statements.

STATEMENT OF INCOME

Grupo Herdez, S.A. de C.V.

Thousands of Mexican Pesos (Note 1)

	Year ended December 31, 2000	1999
Equity in net income of subsidiaries	**Ps 183,477**	Ps 188,685
Other income	**6,332**	18,000
	189,809	206,685
Operating expenses:		
Administrative expenses	**7,595**	21,368
Amortization of goodwill	**10,681**	10,681
Amortization of negative goodwill	**(3,728)**	(3,728)
	14,548	28,321
Operating income	**175,261**	178,364
Comprehensive financing cost:		
Interest paid - Net	**18,895**	26,385
Exchange (gain) loss - Net	**318**	(6,164)
Gain on net monetary position	**(11,527)**	(17,849)
	7,686	2,372
Income before the following provisions	**167,575**	175,992
Provisions (Note 9):		
Income tax		203
Deferred income tax	**(5,132)**	
	(5,132)	203
Net income	**Ps 172,707**	Ps 175,789
Net income per share	**Ps 0.407**	Ps 0.413

The accompanying ten notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION

Grupo Herdez, S. A. de C.V.

Thousands of Mexican Pesos (Note 1)

	Year ended December 31, 2000	1999
Operation:		
Net income	**Ps 172,707**	Ps 175,789
Charges (credits) to income not affecting resources:		
Equity in net income of subsidiaries	**(183,477)**	(188,685)
Depreciation	**2,317**	3,604
Amortization of goodwill	**10,681**	10,681
Amortization of negative goodwill	**(3,728)**	(3,728)
Net change in accounts receivable and payable	**64,659**	(22,055)
Resources provided by (used in) operations	**63,159**	(24,394)
Financing:		
Increase in capital stock		435,288
Dividends received from subsidiaries	**63,586**	
Dividends paid to stockholders	**(85,085)**	
Loans paid - Net	**(8,477)**	(211,168)
Resources (used in) provided by financing activities	**(29,976)**	224,120
Investment:		
Increased of capital stock in associates	**(26,642)**	(193,302)
Reacquisition of shares	**(5,027)**	(11,613)
Acquisition of fixed assets	**(1,830)**	
Resources used in investment activities	**(33,499)**	(204,915)
Decrease in cash and marketable securities	**(316)**	(5,189)
Cash and marketable securities at beginning of year	**595**	5,784
Cash and marketable securities at end of year	**Ps 279**	Ps 595

The accompanying ten notes are an integral part of these financial statements.

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	*Activity*
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services and holding shares of Arpons, S. A. de C. V. (Arpons), Herimex, S. A. de C. V. (Herimex) and Grupo Inmobiliario (real state companies).
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agricola H. P., S. A. de C. V. (SDA)	50%	Agricultural, agribusiness and forestry.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies:

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2000.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2000 and 1999 are included, in which the investment in subsidiaries (eliminated in consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Goodwill is amortized over 15 years, and the negative goodwill derived from the Yavaros acquisition is amortized over 5 years.

c. Marketable securities are stated at cost, which approximates market value.

d. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

e. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA).

Depreciation is calculated by the straight-line method based on the company's management estimate of the useful lives of these assets, for both the original acquisition cost and the actualization increases. (See Note 5).

f. As from January 1, 2000, the company adopted the provisions of new Statement D-4, "Accounting Treatment of Income Tax (IT), Asset Tax (AT) and Employees' Statutory Profit Sharing (ESPS)", issued by the Mexican Institute of Public Accountants. As a result, in recognizing the deferred IT, the company changed from the partial-scope method of liabilities to the full-scope method of assets and liabilities, which consists of determining deferred IT by applying the corresponding IT rate to differences between the book and tax value of assets and liabilities (temporary differences) at the date of the financial statements. The accrued effect of this change at the beginning of the period increased the deferred tax assets and stockholders' equity by Ps17,248, while the effect in 2000 was to increase the deferred tax liability by Ps378,468 (the Grupher asset by Ps7,236) and to increase profit for the period by Ps12,009 (Ps5,132 for Grupher).

g. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies. Following is a summary of the main consolidated financial data relative to the seniority premiums and pension plans.

	December 31,			
		2000		1999
Projected benefit obligation	(Ps	18,123)	(Ps	19,870)
Plan assets at market value		2,170		4,200
Unamortized prior service cost		83		(24)
Unamortized variation in assumptions and actuarial adjustments		325		1,925
Projected net liability	(Ps	15,545)	(Ps	13,769)
Accumulated benefit obligation	(Ps	14,573)	(Ps	19,391)
Unamortized transition (asset) liability	(Ps	83)	Ps	73
Net cost for the period	Ps	1,884	Ps	1,842

The transition (asset) liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits (approximately 16 years). Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

h. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

i. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

j. The capital stock, capital stock subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

k. The gain or loss from holding nonmonetary assets represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

l. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2000, the exchange rate was Ps9.58 to the U.S. dollar (Ps9.50 at December 31, 1999). At February 13, 2001, date of issuance of the audited financial statements, there had been no significant changes in the exchange rate.

The information which follows is expressed in thousands of U.S. dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out. At December 31, 2000 and 1999, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		*Grupher*	
	2000	*1999*	*2000*	*1999*
Assets	US 14,387	US 8,643	US 671	US 994
Liabilities	(61,856)	(70,997)	(6,412)	(7,500)
Net short position	(US 47,469)	(US 62,354)	(US 5,741)	(US 6,506)

At December 31, 2000 and 1999, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		*Grupher*	
	2000	*1999*	*2000*	*1999*
Inventories	US 931	US 1,717		
Machinery and equipment	71,824	48,613	US 1,938	US 470
	US 72,755	US 50,330	US 1,938	US 470

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,	
	2000	*1999*
Exports of merchandise	US 20,482	US 18,247
Imports of finished goods	(4,508)	(6,219)
Technical services and royalties	(7,177)	(3,830)
Interest expenses	(7,582)	(5,018)
Royalty income	762	604
Net	US 1,977	US 3,784

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31:

Accounts receivable (payable):	Consolidated 2000	Consolidated 1999	Grupher 2000	Grupher 1999
Sólo Doña María, S. A. de C. V.		Ps 64,258		Ps 63,754
Hechos con Amor, S. A. de C. V.	Ps 16,237	7,177	Ps 3,223	1,792
Créame, S. A. de C. V.	2,987	1,968		
Herdez Corporation	1,322	1,429		
Herimex Corporation	3,709	3,678		
Herport, S. A. de C. V.	3,790	3,489		
Empresas H. P., S. A. de C. V.	2,552	2,309		
Yavaros			5,408	9,821
Herdez			(871)	11,114
Corporativo Cinco, S. A. de C. V.	(7,766)	(7,913)		2,605
McCormick and Company, Inc.	(15,195)	(13,812)		
Herflot, S. A. de C. V.		9,922		
Herflot Tijuana, S. A. de C. V.	2,170			
SDA		8,319		
Others - Net	5,400	6,160	495	82
	Ps 15,206	Ps 86,984	Ps 8,255	Ps 89,168

	Year ended December 31,			
Transactions:	Consolidated 2000	Consolidated 1999	Grupher 2000	Grupher 1999
Acquisition of fixed assets		(Ps 27,238)		
Interest gain	Ps 1,213	11,464	Ps 2,266	Ps 5,191
Interest expense		(1,590)		(1,590)
Service income	13,282	23,045	6,092	17,234
Rent expense	(28,996)	(27,704)		
Contract work income	2,976	2,464		
Administrative services	(79,143)	(58,590)	(462)	
Royalty	(106)	(2,674)		

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31, 2000	December 31, 1999
Finished goods	Ps 428,206	Ps 505,894
Work in process	4,791	15,282
Raw and packaging materials	146,764	139,532
Inventory in the hands of consignee	120,855	156,808
Merchandise in transit and advances to suppliers		4,874
Spare parts	31,025	20,742
	Ps 731,641	Ps 843,132

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		*Grupher*	
	2000	*1999*	*2000*	*1999*
Buildings	Ps 427,343	Ps 412,288		
Machinery and equipment	1,446,875	1,181,625	Ps 18,556	Ps 16,728
Furniture and fixtures	47,360	42,743		
Transportation and stowing equipment	44,718	45,621		
Electronic equipment	22,244	24,164		6,439
Beehives	3,763	4,415		
	1,992,303	1,710,856	18,556	23,167
Less - Accumulated depreciation	(734,499)	(663,512)	(5,436)	(9,560)
	1,257,804	1,047,344	13,120	13,607
Land	179,882	169,926		
Constructions in progress, machinery in transit and advances to suppliers	153,255	180,703		
	Ps 1,590,941	Ps 1,397,973	Ps 13,120	Ps 13,607

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	*Equity*	*Total*	*Goodwill*
Consolidated subsidiaries:			
Herdez	100%	Ps 715,963	
McCormick	50%	364,350	
Yavaros	100%	139,291	(Ps 18,638)
Grupo Búfalo	100%	79,362	96,873
ADB	100%	46,654	12,854
Almacenadora Herpons	100%	32,881	19,169
Miel Carlota	95%	10,789	16,612
Hormel Alimentos	50%	38,490	440
Hersea	100%	41,994	
SDA	50%	3,369	
Associated companies		30,656	24,811
		Ps 1,503,799	Ps 152,121
Associated companies of the subsidiaries		Ps 5,938	Ps 60,111

[1] The financial statements of these companies have been examined by external auditors.

NOTE 9 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated income tax and asset tax returns. As a result of the comprehensive amendment to the tax consolidation regime for 1999, McCormick and two associates withdrew from tax consolidation with Grupher; therefore calculations of the 2000 tax results did not include the results of those companies.

In 1999, the tax result differs from the financial result before provisions for IT and ESPS due to the effect of permanent reconciling items (depreciation, amortization of goodwill and recognition of the effects of inflation on different bases for tax and book purposes) and recurring timing differences (differences between tax and book cost of sales).

The income tax provision at December 31, 2000 are integrated as follows:

	Consolidated	*Grupher*
Income tax	Ps 166,854	
Deferred income tax	(12,009)	(Ps 5,132)
Total income tax provision	Ps 154,845	(Ps 5,132)

At December 31, 2000 and 1999, the main temporary differences on which deferred income tax is recorded are as follows:

	2000	*1999*
Machinery and equipment - Net	(Ps 7,589)	(Ps 8,027)
Amortization of goodwill	78,623	62,951
Unamortized tax losses	7,272	
Amortization of negative goodwill	(14,289)	(9,694)
	64,017	45,230
IT rate	35%	35%
	22,406	15,831
Recoverable asset tax	661	
Deferred tax	Ps 23,067	Ps 15,831

Of the balance of recoverable deferred IT recorded at December 2000, Ps2,104 have been credited directly to the result of holding non-monetary assets, and arise mainly from temporary differences from amortizing of goodwill and machinery and equipment, net.

For the year ended December 31, 2000, the company determined taxable profits corresponding to IT provisions of Ps162,457. That profit was amortized against prior years tax losses. The company also applied the benefit from the AT reduction for the period amounting to Ps992. The benefit of the amortization of tax losses and AT reduction was recognized in the initial accrued effect of recording deferred taxes.

At December 31, 1999, some subsidiaries amortized prior years' losses against taxable income, which reduced income tax for the year by Ps6,579, this is shown in the statement of income as an extraordinary item.

At December 31, 1999, the company applied benefit from asset tax reduction in the year in accordance with the provisions of the Asset Tax Law by Ps991. This amount was stated as an extraordinary item in the statement of income.

NOTE 10 - COLLATERAL GRANTED:

At December 31, 2000 and 1999, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps899,551 and Ps775,882, respectively.

[illegible]

Corporate Headquarters

Corporativo Cinco S.A. de C.V.
Monte Pelvoux 215
Col. Lomas de Chapultepec
C.P. 11000 México, D.F.

Exchange Listing

HERDEZ B

Grupo Herdez, S.A. de C.V. series B
Bolsa Mexicana de Valores
Ticker: [illegible]

ADR Program Level 1: [illegible]
Symbol: [illegible]
Market:
Internet address: www.grupoherdez.com.mx

Stock Price 1999, 2000

Stock price 12/30/1999	3.48
Stock price 12/29/2000	3.70

Depository Bank

The Bank of New York
101 Barclay Street
New York, N.Y. 10286
Edgar Piedra
Phone: 212 815 22 96
Fax: 212 571 30 50
E-mail: epiedra@bankofny.com

Investor Relations

Adriana Legorreta Gutiérrez
Phone: 52 01 56 02 / 03
Fax: 55 01 57 46
E-mail: alegorreta@herdez.com.mx

WITH ALL TRUST... IS HERDEZ

HERDEZ

GRUPO HERDEZ

CORPORATE HEADQUARTERS
Corporativo Cinco
Monte Pelvoux 215. Col. Lomas de Chapultepec
C.P. 11000 México, D.F.